UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(1)



                      WILSON GREATBATCH TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK ($0.001 PAR VALUE)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    972232102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [ ]     Rule 13d-l(b)
           [ ]     Rule 13d-1(c)
           [X]     Rule 13d-1(d)



------------------------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 2 of 5 Pages


CUSIP NO .  972232102                                            13G/A

           1.        Names of Reporting Persons
                     I.R.S. Identification No. of above persons (entities only)

                     CREDIT SUISSE FIRST BOSTON ON BEHALF OF THE CREDIT SUISSE FIRST BOSTON BUSINESS UNIT
------------------------------------------------------------------------------------------------------------------------

           2.        Check the Appropriate Box if a Member of a Group (See Instructions):              (a) [   ]
                                                                                                       (b) [ X ]
------------------------------------------------------------------------------------------------------------------------

           3.        SEC Use Only
------------------------------------------------------------------------------------------------------------------------

           4.        Citizenship or Place of Organization:  SWITZERLAND
------------------------------------------------------------------------------------------------------------------------

Number             5.         Sole Voting Power:  NONE
of Shares
Beneficially
Owned by Each
Reporting Person
With
                   -----------------------------------------------------------------------------------------------------

                   6.         Shared Voting Power (see Item 4(a)): 4,270,672
                   -----------------------------------------------------------------------------------------------------

                   7.         Sole Dispositive Power: NONE
                   -----------------------------------------------------------------------------------------------------

                   8.         Shared Dispositive Power (see Item 4(a)): 4,270,672
------------------ -----------------------------------------------------------------------------------------------------

           9.        Aggregate Amount Beneficially Owned by Each Reporting Person:  4,270,672
------------------------------------------------------------------------------------------------------------------------

           10.       Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)     [   ]
------------------------------------------------------------------------------------------------------------------------

           11.       Percent of Class Represented by Amount in Row (9): 20.6%
------------------------------------------------------------------------------------------------------------------------

           12.       Type of Reporting Person (See Instructions):  BK, HC, OO
------------------------------------------------------------------------------------------------------------------------


                                                            Page 3 of 5 Pages


ITEM 1.

           (a)     Name of Issuer:

                   Wilson Greatbatch Technologies, Inc.

           (b)     Address of Issuer's Principal Executive Offices:

                   10,000 Wehrle Drive, Clarence, NY 14031

ITEM 2.

           (a)     Name of Person Filing:

                   Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

           (b)     Address of Principal Business Office or, if None, Residence:

                   Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich,
                   Switzerland

           (c)     Citizenship:

                   Switzerland

           (d)     Title of Class of Securities:

                   Common Stock

           (e)     CUSIP Number:

                   972232102


ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
         (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

           (b) [  ] Bank as defined in Section 3(a)(6) of the Exchange Act.

           (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

           (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

           (e) [  ] An investment adviser in accordance with Rule 13d-1(b) (ii)
                    (E);

           (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

           (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

           (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                                                             Page 4 of 5 Pages

ITEM 4.    OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a)    Amount beneficially owned: SEE RESPONSE TO ITEM 9 ON PAGE 2
                                            -----------------------------------

           (b)    Percent of class:         SEE RESPONSE TO ITEM 11 ON PAGE 2
                                   --------------------------------------------

           (c)    Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:
                         SEE RESPONSE TO ITEM 5 ON PAGE 2
                         ------------------------------------------------------

                  (ii)   Shared power to vote or to direct the vote:
                         SEE RESPONSE TO ITEM 6 ON PAGE 2
                         ------------------------------------------------------

                  (iii)  Sole power to dispose or to direct the disposition of:
                         SEE RESPONSE TO ITEM 7 ON PAGE 2
                         ------------------------------------------------------

                  (iv) Shared power to dispose or to direct the disposition of: SEE RESPONSE TO ITEM 8 ON PAGE 2
                             --------------------------------------------------

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Schedule I

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not Applicable

ITEM 10.   CERTIFICATION.

Not Applicable.

                                                             Page 5 of 5 Pages


                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                         February 13, 2002
                                         -----------------
                                              (Date)


                                         CREDIT SUISSE FIRST BOSTON,
                                          acting solely on behalf of the
                                          Credit Suisse First Boston
                                          business unit


                                         By: /s/ Ivy Dodes
                                             ---------------------------------
                                             Ivy Dodes
                                             Managing Director

                                   Schedule I


In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.